CERTIFICATE OF ASSISTANT SECRETARY
OF
MISSION COMMUNITY BANCORP
A California Corporation

I am the duly elected, qualified and acting Assistant Secretary of MISSION COMMUNITY BANCORP, a California banking corporation (the “Company”), and hereby certify that the following amendment to Article III, Section 3.2 of the Bylaws of the corporation was adopted by the Board of Directors of Mission Community Bancorp, subject to shareholder approval, on February 23, 2009; and further, was adopted by the shareholders of Mission Community Bancorp on May 27, 2009:

NOW, THEREFORE, BE IT RESOLVED, that Section 3.2 of the By-laws of the Company be, and it hereby is, revised to read in full as set forth below, subject to receipt of the approval of the shareholders of the Company to such amendment:

“Section 3.2.  Number and Qualification of Directors.  The authorized number of directors shall not be less than eight (8) nor more than fifteen (15) until changed by a duly adopted amendment to this bylaw adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.  The exact number of directors shall be fixed from time to time, within the limits specified by this Section 3.2 by:  bylaw or amendment thereto; by a resolution duly adopted by a vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present; by the written consent of the holders of a majority of the outstanding shares entitled to vote; or by the board of directors.    Notwithstanding anything in these bylaws to the contrary, for so long as the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series D (the “Designated Preferred Stock”) is outstanding:  (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in Article III, Section 3.2 of these bylaws); and (ii) this sentence may not be modified, amended or repealed by the corporation’s board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the shareholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.”

Dated as of May 27, 2009:	/s/ Cindy M. Harrison
                                Cindy M. Harrison
Assistant Secretary